UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Millstream Ventures, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

601318108

 (CUSIP Number)

May 24, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     X Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	601318108

1	NAMES OF REPORTING PERSONS
	Seaside 88, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Florida

	5	SOLE VOTING POWER
		4,406,022
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		4,406,022
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,406,022

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	PN

CUSIP No.	601318108

1	NAMES OF REPORTING PERSONS
	Seaside 88 Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Florida

	5	SOLE VOTING POWER
		4,406,022
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		4,406,022
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,406,022

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	PN

CUSIP No.	601318108

1	NAMES OF REPORTING PERSONS
	William J. Ritger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Florida

	5	SOLE VOTING POWER
		0
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		4,406,022
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		4,406,022

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,406,022

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN

CUSIP No.	601318108

1	NAMES OF REPORTING PERSONS
	Denis M. O’Donnell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

	5	SOLE VOTING POWER
		0
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		4,406,022
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		4,406,022

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,406,022

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.
Millstream Ventures, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
4760 S. Highland Dr., Suite 341, Salt Lake City, Utah 84117

Item 2(a)	Name of Person Filing.
Seaside 88, LP
Seaside 88 Advisors, LLC
William J. Ritger
Denis M. O’Donnell

Item 2(b)	Address of Principal Business Office.
The principal business address of the reporting persons is 750 Ocean Royale Way, Suite 1101, North Palm Beach, FL 33408

Item 2(c)	Place of Organization.
Reference is made to Item 4 of pages 2-5 of this Schedule 13G, which Items are incorporated herein by reference

Item 2(d)	Title of Class of Securities.
Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number.
601318108

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2-5 of this Schedule 13G, which Items are incorporated by reference herein.

The securities to which this Schedule relates (the “Securities”) are owned by Seaside 88, LP, a Florida limited partnership (“Seaside”), for which Seaside 88 Advisors, LLC serves as general partner.  William J. Ritger and Denis M. O’Donnell, as managing members of the general partner of Seaside, may therefore be deemed to beneficially own the Securities owned by Seaside for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Seaside 88 Advisors, LLC, Mr. Ritger or Dr. O’Donnell is, for any other purpose, the beneficial owner of any of the Securities, and each of Seaside 88 Advisors, LLC, Mr. Ritger and Dr. O’Donnell disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the members of Seaside might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of the number of shares owned includes 877,500 shares currently owned by Seaside and 3,008,580 shares issuable upon conversion of a note held by Seaside.   Seaside also has the right to purchase up to an additional 3,008,580 shares within 60 days of the date hereof pursuant to a common stock purchase warrant, although such warrant includes a prohibition against any exercise or conversion that would result in Seaside’s beneficial ownership of shares of the issuer’s common stock exceeding 9.99% of the shares outstanding immediately after giving effect to such exercise. Seaside currently has the right to acquire 4,406,022 shares upon conversion of the note and exercise of the warrant, after giving effect to such limitation.

The calculation of percentage of beneficial ownership in Item 11 of pages 2-5 was derived from the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2011 as filed with the Securities and Exchange Commission on June 9, 2011, in which the Issuer stated that the number of shares of its common stock outstanding as of June 7, 2011 was 44,104,325 shares.

Item 5	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 15, 2011	SEASIDE 88, LP

	By:	SEASIDE 88 ADVISORS, LLC

		By:	/s/ William J. Ritger
William J. Ritger, Manager

SEASIDE 88 ADVISORS, LLC

		By:	/s/ William J. Ritger
William J. Ritger, Manager

WILLIAM J. RITGER

/s/ William J. Ritger
William J. Ritger

DENIS M. O’DONNELL

/s/ Denis M. O’Donnell
Denis M. O’Donnell

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 10

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Date: June 15, 2011	SEASIDE 88, LP

	By:	SEASIDE 88 ADVISORS, LLC

		By:	/s/ William J. Ritger
William J. Ritger, Manager

SEASIDE 88 ADVISORS, LLC

		By:	/s/ William J. Ritger
William J. Ritger, Manager

WILLIAM J. RITGER

/s/ William J. Ritger
William J. Ritger

DENIS M. O’DONNELL

/s/ Denis M. O’Donnell
Denis M. O’Donnell